August 23, 2006

Mail Stop 3561

Mr. Michael S Pagnano
Chief Executive Officer
The World Golf League, Inc.
963 Helmsley Court, Unit 107
Lake Mary, FL 32746

RE: The World Golf League, Inc.
File No. 000-49756
Form 10-KSB for the year ended December 31, 2005

Dear Mr. Pagnano:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief